GENTING BERHAD

(Incorporated in Malaysia under Company No. 7916-A)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur, P.O. Box 10937, 50930 Kuala Lumpur, Malaysia.
Tel: 03-2178 2288, 2333 2288 Fax: 03-2161 5304 Telex: MA 30022.

2 December 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

SUPPL

08006146

BY FAX # 001-202-772-9207

Dear Sirs,

GENTING BERHAD
EXEMPTION NO. 82-4962

We enclose a copy of the announcement by the Company on the Notice of Shares Buy Back for filing pursuant to exemption no. 82-4962 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours faithfully
GENTING BERHAD

LOH BEE HONG
Company Secretary

PROCESSED
DEC 09 2008
THOMSON REUTERS

Encs...
\\GB\SYS\USERS\SEC\EJE\Letters\ADR.doc

Exemption No. 82-4962

BURSA MALAYSIA

Notice of Shares Buy Back - Immediate Announcement

Initiated by GENTING - COMMON on 02/12/2008 05:43:08 PM
Ownership transfer to GENTING on 02/12/2008 05:43:57 PM
Submitted by GENTING on 02/12/2008 06:12:50 PM
Reference No G-C-081202-5636B
Form Version V3.0

Submitted

Company Information

Main Board/Second Board Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	GENTING BERHAD
*** Stock name**	GENTING
*** Stock code**	3182
*** Contact person**	MS LOH BEE HONG
*** Designation**	COMPANY SECRETARY
*** Contact number**	03 - 2333 6121
E-mail address	elaine.loh@genting.com

Part A : To be filled by Public Listed Company

Date of buy back *	02/12/2008
Description of shares purchased *	Ordinary Shares of RM0.10 each
Total number of shares purchased (units) *	561,500
Minimum price paid for each share purchased (RM) *	3.900
Maximum price paid for each share purchased (RM) *	3.920
Total consideration paid (RM)	2,198,346.88
Number of shares purchased retained in treasury (units)	561,500
Number of shares purchased which are proposed to be cancelled (units)	0
Cumulative net outstanding treasury shares as at to-date (units)	6,819,400
Adjusted issued capital after cancellation (no. of shares) (units)	
Remarks	

END